SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2005

PLACER DOME INC.

Suite 1600, 1055 Dunsmuir Street

P.O. Box 49330, Bentall Postal Station

Vancouver, British Columbia

Canada V7X 1P1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

Form 40-F  ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No   ✓

INCORPORATION BY REFERENCE

This report on Form 6-K is specifically incorporated by reference into the Registrant's registration statement on Form S-8 (Nos. 33-17334, 33-21938, 33-21942, 33-27797, 33-91180, 333-05430, 333-10278, 333-10274, 333-105360, 333-124482 and 333-124491) and on Form F-10 (Nos. 333-113870 and 333-120288), to the extent not superseded by documents or reports subsequently filed under the Securities Act of 1933 or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                           PLACER DOME INC

                                                           (Registrant)

                                                            By: /s/ Geoffrey P. Gold

                                                    Geoffrey P. Gold

                                                    Vice-President, Assistant Secretary

                                                     and Associate General Counsel

Date:  September 27, 2005

FORM 51-102F3

Material Change Report

Item 1.

Name and Address of Company

PLACER DOME INC.

Suite 1600 - 1055 Dunsmuir Street

Vancouver, BC  V7X 1P1

Item 2.

Date of Material Change

 September 27, 2005

Item 3.

News Release

A news release was issued by Placer Dome Inc. through the facilities of CCNMatthews, and various other news dissemination facilities and publications on September 27, 2005.

Item 4.

Summary of Material Change

Placer Dome Inc. announced it has approved the Pueblo Viejo gold project in the Dominican Republic for development.

Item 5.

Full Description of Material Change

Placer Dome Inc. announced it has approved the Pueblo Viejo gold project in the Dominican Republic for development.

The Pueblo Viejo project is expected to produce approximately 12 million ounces of gold at average cash costs between $200 and $210 per ounce(1) over 20 years. Capital costs for the mine are estimated at approximately $1.0 billion(2). In the initial six years of the mine's operation, Pueblo Viejo is expected to produce on average 800,000 ounces of gold per year at cash costs between $175 and $185 per ounce(1).

 In addition, a 140-megawatt power plant to support the mine is planned to be constructed at a capital cost estimated at approximately $350 million(2). The power plant will be located on the southern coast of the Dominican Republic and will be integrated into the national power grid. The plant will be designed to produce power from a variety of fuels, including coal and petroleum coke.

Commencement of construction is subject to Placer Dome issuing a project notice to the Dominican Republic state. Project notice is conditional upon the receipt of required permits(3) for the mine and power plant and the Dominican Republic state fulfilling or addressing all of its contractual obligations related to the project, including those detailed in the Pueblo Viejo project summary below.

 It is anticipated that the Pueblo Viejo and Cortez Hills projects will each be funded from current cash resources and cash flow generated during the construction periods.

PUEBLO VIEJO PROJECT SUMMARY

Description

  Located in the Dominican Republic, approximately 100 kilometres northwest of the capital city of Santo Domingo

  Historical mining area with gold being mined from oxide deposits from 1975 through 1999

  Project acquired through a SLA (Special Lease Agreement) with the Dominican state that became effective on July 29, 2003

Reserves and resources (see table below)

  As at September 27, 2005 proven and probable gold mineral reserves of 13.4 million ounces consisting of 130 million tonnes at 3.2 grams per tonne

  As at September 27, 2005 measured and indicated gold mineral resources of 2.5 million ounces consisting of 34 million tonnes at 2.3 g/t

Technical summary

  Open pit mining using conventional equipment

  Strip ratio <1:1

  15,000 tonne per day processing circuit to treat refractory ores consisting of whole ore pressure oxidation followed by CIL cyanide leach

  Recoveries 89% to 94% of contained ounces, depending on rock type

  Tailings and waste rock impounded in conventional tailings facility

  Limestone readily available on property to meet project requirements

  Power supplied by company-owned 140-megawatt plant capable of generating power from multiple fuel sources

Operating summary

  20-year mine life based on current reserves

  Approximately 800,000 ounces per year gold production for first six years. Life of mine average 600,000 ounces per year

  $175 to $185 per ounce(1) cash costs for first six years. Life of mine average cash costs $200 to $210 per ounce(1)

Capital summary

  Approximately $1.0 billion to construct mine and related infrastructure(2)

  Approximately $350 million to construct 140-megawatt power plant(2) and power line to site

Government obligations prior to Project Notice

  Environmental management plan for historical environmental issues

  Obtaining remaining required surface rights

  Plan to World Bank standards for relocation of people dwelling on the project area

  Grant of tax exemption certificate

  Water permits

  Supplemental title opinion

Development plan

  Approximate three-year construction schedule from delivery of project notice

Pueblo Viejo Gold Mineral Reserve and Resource Estimate as at September 27, 2005 (4,5,6,7)

Proven mineral reserves			Probable mineral reserves			Total proven and probable mineral reserves
Tonnes (millions)	Grade (g/t)	Contained oz. (000s)	Tonnes (000s)	Grade (g/t)	Contained oz. (000s)	Tonnes (000s)	Grade (g/t )	Contained oz. (000s)	Recovery (%)
95.9	3.28	10,112	33.8	3.04	3,304	129.7	3.22	13,427	91.5

Measured mineral resources			Indicated mineral resources			Total measured and indicated			Inferred mineral resources(7)
Tonnes (millions)	Grade (g/t)	Contained oz (000s)	Tonnes (millions)	Grade (g/t)	Contained oz (000s)	Tonnes (millions)	Grade (g/t)	Contained oz (000s)	Tonnes (millions)	Grade (g/t)	Contained oz (000s)
22.9	2.20	1,618	11.0	2.38	846	33.9	2.26	2,464	2.2	2.72	190

  Real dollar cash costs in 2005 dollars assuming cost environment prevailing at the date of completion of the Pueblo Viejo feasibility study in July 2005, except for diesel that is assumed to average $0.31/litre over the life of the project and coal which is assumed to average $47/tonne over the life of project. Coal and/or petroleum coke is utilized in the production of power for the project and estimated operating costs to produce are $0.037/KWh. Excess and required power is assumed to be bought from and sold to the national power grid as required at prevailing prices. Estimates for Pueblo Viejo are based on an average long-term exchange rate of 36 Dominican Republic pesos to the U.S. dollar. For an explanation of non-GAAP performance measures refer to page 58 of Management's Discussion and Analysis found in Placer Dome's 2004 Annual Report available on our website at www.placerdome.com.

  Estimated capital costs assuming cost environment prevailing at the date of the completion of the feasibility study in July 2005.

  Permitting and other pre-condition processes are mandated by government regulatory agencies and therefore timelines are estimated and not entirely under the company's control.

  As required by National Instrument 43-101 of the Canadian Securities Regulators ("NI 43-101"), estimates of proven and probable mineral reserves and measured, indicated and inferred mineral resources conform to the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") definitions of those terms as at the date of estimation. Mineral resources are in addition to mineral reserves. Investors are advised that the term "mineral resource" and its subcategories are not recognized by the U.S. Securities and Exchange Commission and are described as mineralized material in the U.S. reporting environment. Mineral resources which are not mineral reserves do not have demonstrated economic viability and investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be upgraded to a higher category or converted into mineral reserves.

  Mineral reserve estimates at the Pueblo Viejo project are based on information prepared by or under the supervision of Peter Nahan, AusIMM, SME, Senior Evaluation Engineer. Mineral resource estimates at the Pueblo Viejo project are based on information prepared by or under the supervision of Christopher G. Keech, P. Geo, Senior Geologist/Senior Geostatistician. Both are qualified persons as defined under NI 43-101 and have used assumptions, parameters and methods appropriate for the property and have verified the underlying data as appropriate in their professional opinions (including sampling, analytical and test data). Independent data verification has not been performed. The qualified person responsible for other scientific and technical information concerning the Pueblo Viejo project is Alfred L. Hills, P.Eng., Vice-President Evaluations.

  Mineral reserves and mineral resources are estimated as at September 15, 2005 using appropriate cut-off grades associated with an average long-term gold price of $400 per ounce for mineral reserves and $450 per ounce for mineral resources. Cut-off grades can vary depending on operating parameters, such as rock types, metallurgical processes and mining methods, etc.; therefore cut-off grades are calculated to represent the average of a range of values reflecting the variability of these parameters. The cut-off grades for Pueblo Viejo are 1.5 grams per tonne for mineral resources and 1.6 grams per tonne for mineral reserves. Estimates for Pueblo Viejo are based on an average long-term exchange rate of 36 Dominican Republic pesos to the U.S. dollar. Recovery is approximate and is stated as an average percentage of contained ounces of gold.

   "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Under Canadian rules, issuers must not make any disclosure of results of an economic evaluation that includes inferred mineral resources, except in rare cases. Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

CERRO CASALE UPDATE

Placer Dome has concluded that the Cerro Casale project in Chile is not financially viable at this time. Placer Dome has presented to its joint venture partners a proposal to evaluate alternate development scenarios for the project. Discussions with joint venture partners continue. Accordingly, Placer Dome has determined that the Cerro Casale project is not financeable on the terms contemplated by the Shareholders' Agreement.

The Cerro Casale project is one of the world's largest undeveloped gold and copper deposits, owned indirectly by Placer Dome (51%), Bema Gold (24%) and Arizona Star (25%).

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Placer Dome Inc. is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7.

Omitted Information

There is no omitted information.

Item 8.

Executive Officer

J. Donald Rose

Executive Vice-President, Secretary and General Counsel

Telephone:  (604) 682-7082

Fax:  (604) 661-3703

Item 9.

Date of Report

September 27, 2005

_/s/ Geoffrey P. Gold___________

Geoffrey P. Gold

Vice-President, Assistant Secretary

and Associate General Counsel